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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

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                           DECORATOR INDUSTRIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $0.20 Per Share
                         (Title of Class of Securities)

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                                    243631207
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)


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                           Jerome B. Lieber, Secretary
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)


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                                   Copies to:
                             Michael M. Lyons, Esq.
                             Craig S. Heryford, Esq.
                              David A. Jaffe, Esq.
                         Klett Rooney Lieber & Schorling
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000

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                            CALCULATION OF FILING FEE

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  Transaction Valuation*                                 Amount of Filing Fee

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     $1,885,777.20                                            $377.16**

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*
         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 232,812 shares of common stock of Decorator Industries, Inc. having an aggregate value of $1,885,777.20 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the basis of the highest price at which the options may be exercised. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our Common Stock, Decorator believes that these options have little or no current value.

**       Previously Paid.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $377.16.
                     Form or Registration No.: Schedule TO.
                    Filing party: Decorator Industries, Inc.
                         Date filed: February 22, 2002.

/ / Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               / / third party tender offer subject to Rule 14d-1.
                 /x/ issuer tender offer subject to Rule 13e-4.
              / / going-private transaction subject to Rule 13e-3.
                 / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /


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                             Introductory Statement

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Decorator Industries, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on February 22, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase the Company's common stock as set forth on this Schedule TO and in this Amendment No. 1 held by eligible employees for new options to purchase shares of the Company's common stock. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as

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Exhibit (a)(1) to the Schedule TO, as amended with the filing of this Amendment,
(2) the letter from William A. Bassett filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(3) to the Schedule TO, as amended with the filing of this Amendment, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

         This Amendment No. 1 amends the Schedule TO, the Offer to Exchange and the Election Form in order to:

         (a) clarify that the Company's right to waive any of the conditions of the offer apply with respect to all participants as opposed to individual participants;

         (b) clarify those changes that would allow for amendment or termination of the offer; and

         (c) revise the language of the Election Form to remove any requirement that tendering option holders acknowledge having read and understood the terms of the offer.


Item 1. Summary Term Sheet.

         Item 1 of the Schedule TO is hereby amended in its entirety to read as follows:

             The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 22, 2002, as amended on March 13, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 4. Terms of the Transaction.

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

1. The fifth sentence of the third full paragraph in the section entitled "The Offer - 4. Procedures for tendering options" in the Offer to Exchange is hereby amended in its entirety to read as follows:

         "We also reserve the right to waive any of the conditions with respect to all participants of the offer or any defect or irregularity in any tender of any particular options or for any particular optionholder."

2. The fifth sub-paragraph of the first full paragraph in the section entitled "The Offer - 7. Conditions to the offer" in the Offer to Exchange is hereby amended in its entirety to read as follows :

         "Any change or changes that may materially impair the contemplated benefits of the offer to Decorator."

Item 12. Exhibits.

         A. Exhibit (a)(1) to the Schedule TO is hereby amended and supplemented to read as set forth in Exhibit (a)(1) attached to this Amendment.

         B. Exhibit (a)(3) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(3) attached to this Amendment.

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         C.       Item 12 of the Schedule TO is hereby amended to add a
                  reference to Exhibit (a)(8), which is attached hereto, as follows:

                  "(a)(8) Letter from William A. Bassett, President and Chief Executive Officer of the Company dated March 13, 2002."


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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                          DECORATOR INDUSTRIES, INC.

                          /s/ MICHAEL K. SOLOMON
                          --------------------------------
                          Michael K. Solomon
                          Vice President, Treasurer and Chief Financial Officer


Date: March 13, 2002


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                                INDEX TO EXHIBITS
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Exhibit
Number        Description
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(a)(1)        Offer to Exchange, dated February 22, 2002, as amended on March
              13, 2002.

*(a)(2) Letter from William A. Bassett, President and Chief Executive Officer of the Company dated February 22, 2002.

(a)(3)        Election Form, as amended on March 13, 2002.

*(a)(4)       Notice to Withdraw from the Offer.

*(a)(5)       Form of Promise to Grant Stock Option(s).

*(a)(6) Decorator Industries, Inc. Annual Report on Form 10-K for its fiscal year ended December 30, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

*(a)(7) Decorator Industries, Inc. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001, filed with the Securities and Exchange Commission on May 14, 2001, August 13, 2001 and November 13, 2001, respectively, and incorporated herein by reference.

(a)(8) Letter from William A. Bassett, President and Chief Executive Officer of the Company dated March 13, 2002.

*(d)(1) Decorator Industries, Inc. 1995 Incentive Stock Option Plan and form of agreement filed as Exhibit 10U to Decorator Industries Inc.'s Annual Report on Form 10-K for its fiscal year ended December 30, 1995 filed with the Security and Exchange Commission on March 27, 1996 is incorporated herein by reference.

*(d)(2) Decorator Industries, Inc. 1995 Incentive Stock Option Plan Prospectus dated as of October 15, 1999 is incorporated herein by reference to Decorator's registration statement on Forms-8 filed with the Securities and Exchange Commission on October 15, 1999.


*        Previously filed.